ARTICLE I

NAME The name of this Corporation is LightTouch Vein & Laser, Inc.

ARTICLE II PURPOSES AND POWERS The Corporation is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the laws of the State of Nevada.

ARTICLE III AUTHORIZED CAPITAL STOCK The amount of total authorized capital stock which the Corporation shall have authority to issue is 100,000,000 shares of common stock, each with $0.001 par value, and 25,000,000 shares of preferred stock, each with $0.001 par value. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.195), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of capital stock of the Corporation. No cumulative voting, on any matter to which shareholders shall be entitled to vote, shall be allowed for any purpose. The authorized stock of this Corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall, from time to time, determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this Corporation.

ARTICLE IV DIRECTORS The Governing Board shall be styled as Directors. The Directors are hereby granted the authority to do any act on behalf of the Corporation as may be allowed by law. Any action taken in good faith, shall be deemed appropriate and in each instance where the Nevada General Corporation Law provides that the Directors may act in certain instances where the Articles of Incorporation so authorize, such action by the Directors, shall be deemed to exist in these Articles and the authority granted by said Act shall be imputed hereto without the same specifically having been enumerated herein. A-1 The Board of Directors may consist of from one (1) to nine (9) directors, as determined, from time to time, by the then existing Board of Directors.

ARTICLE V NON-ASSESSABLE STOCK The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of said Corporation, whether issued for money, services, property or otherwise. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

ARTICLE VI PERSONAL LIABILITY Pursuant to NRS 78.037, neither the Directors, the Officers, nor the Stockholders of the Corporation shall have any personal liability for damages or for breach of fiduciary duty except for acts or omissions which include misconduct or fraud.

ARTICLE VII INCORPORATOR The names and addresses of the incorporators of this Corporation are:

Name	Address
Mary Jo Hanes	302 East Carson, Suite 1000 Las Vegas, Nevada 89101
Judith MacMillan	302 East Carson, Suite 1000 Las Vegas, Nevada 89101
Joyce Leavitt	302 East Carson, Suite 1000 Las Vegas, Nevada 89101

ARTICLE VIII COMMON DIRECTORS As provided by Nevada Revised Statutes 78.140, without repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its officers, agents, or directors shall be deemed void or voidable solely for that reason. The balance A-2 of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

ARTICLE IX LIABILITY OF DIRECTORS AND OFFICERS No Director, Officer, or Agent, to include counsel, shall be personally liable to the Corporation or its stockholders for monetary damages for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. It shall be presumed that in accepting the position as an Officer, Director, Agent, or Counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article. Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or for the payment of dividends in violation of NRS 78.300.

ARTICLE X ELECTION REGARDING NRS 78.378-78.3793 AND 78.411-78.444 This Corporation shall NOT be governed by nor shall the provisions of NRS 78.378 through and including 78.3793 and NRS 78.411 through and including 78.444 in any way whatsoever affect the management, operation or be applied in this Corporation.

ARTICLE XI INDEMNIFICATION The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, employee, or agent of, or in any similar managerial or fiduciary position of, another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, or agent of the Corporation to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

/s/ Gregory F. Martini

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Gregory F. Martini, President and Secretary